UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9F

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Common Shares, no par value
(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 — 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:

Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  Home Jurisdiction Documents

See Exhibit 1.1 —  Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation (the “Directors’ Circular”)

ITEM 2.  Informational Legends

See “Notice to Shareholders in the United States” on the outside front cover of the Directors’ Circular

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1)                                 The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description

1.1	Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation

1.2	News Release, dated February 24, 2014, of Augusta Resource Corporation

1.3	Investor Presentation, dated February 24, 2014, of Augusta Resource Corporation

1.4	News Release, dated February 21, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 21, 2014, of Augusta Resource Corporation)

1.5	News Release, dated February 12, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 13, 2014, of Augusta Resource Corporation)

1.6	News Release, dated February 9, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 10, 2014, of Augusta Resource Corporation)

(2)                                 Not applicable

(3)                                 Not applicable

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.                                      Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.                                      Consent to Service of Process

(a)                                 At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: February 24, 2014	by
/s/ Gilmour Clausen
Gilmour Clausen President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

1.1	Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation

1.2	News Release, dated February 24, 2014, of Augusta Resource Corporation

1.3	Investor Presentation, dated February 24, 2014, of Augusta Resource Corporation

1.4	News Release, dated February 21, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 21, 2014, of Augusta Resource Corporation)

1.5	News Release, dated February 12, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 13, 2014, of Augusta Resource Corporation)

1.6	News Release, dated February 9, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 10, 2014, of Augusta Resource Corporation)